UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

SCHEDULE 13E-3
(Rule 13e-100)

______________________________________

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________________________

Zhangmen Education Inc.
(Name of the Issuer)

______________________________________

Zhangmen Education Inc.
Ultimate Vitor II Holdings Limited
Summit Lustre Limited
Yi Zhang
(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.00001 per share*
American Depositary Shares, each representing seventy-two Class A Ordinary Shares
(Title of Class of Securities)

98955H200**
(CUSIP Number of Class of Securities)

______________________________________

Zhangmen Education Inc. No.1666 North Sichuan Road Hongkou District Shanghai, People’s Republic of China Tel: +86-16628513671	Ultimate Vitor II Holdings Limited Summit Lustre Limited Yi Zhang c/o Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands Tel: +86-16628513671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

______________________________________

With copies to:

Xiaoxi Lin, Esq. Linklaters 11th floor Alexandra House, Chater Road Hong Kong, People’s Republic of China Tel: +852 2842 4888	Li He, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central Hong Kong, People’s Republic of China Tel: +852 2533 3300

______________________________________

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

____________

*        Not for trading, but only in connection with the quotation on the OTC Pink Limited Information of the American depositary shares (“ADSs”), each representing seventy-two ordinary shares, par value $0.00001 per share, of the issuer (an “Ordinary Share” and collectively, the “Ordinary Shares”).

**      CUSIP number of the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)     Zhangmen Education Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

(b)    Ultimate Vitor II Holdings Limited, a business company incorporated under the laws of the British Virgin Islands (“Parent”);

(c)     Summit Lustre Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); and

(d)    Yi Zhang, a citizen of the People’s Republic of China (the “PRC”) (the “Buyer” or the “Founder Shareholder”).

On July 28, 2023, Parent, Merger Sub and the Company entered into an agreement and plan of merger (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), including a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). If the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other conditions to the completion of the Merger (as described below) are met or waived, Merger Sub will merger with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than (i) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Company as treasury shares, Parent or any of their respective direct or indirect subsidiaries, including Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Parent immediately prior to the Effective Time (“Founder Shares”); (ii) Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by entities set forth in Section 2.1(c) of the Parent Disclosure Letter (as defined in the Merger Agreement) (Ordinary Shares described under (i) and (ii) above are collectively referred to herein as the “Cancelled Shares”); (iii) Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by the ADS Depositary (as defined below) and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below) (Ordinary Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”); (iv) Ordinary Shares owned by holders of Ordinary Shares who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (“Dissenting Shares”) and (v) Ordinary Shares represented by ADSs, will be cancelled in exchange for the right to receive $0.0077778 (representing $0.56 divided by seventy-two) per Ordinary Share in cash without interest (the “Per Share Merger Consideration”), and (b) each ADS issued and outstanding immediately prior to the Effective Time (other than any ADS representing the Excluded Shares), together with the Ordinary Shares underlying such ADSs, will be cancelled and converted into the right to receive $0.56 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement by and among the Company, Citibank, N.A. (the “ADS Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, dated as of June 10, 2021, as amended from time to time) pursuant to the terms and conditions set forth in the Merger Agreement, in each case, net of any applicable withholding taxes.

The Cancelled Shares (including the Cancelled Shares represented by ADSs) will be cancelled and surrendered automatically in accordance with the provisions of the Cayman Islands Companies Act and shall cease to exist for no consideration. Dissenting Shares will be cancelled and cease to exist in accordance with the provisions of the Cayman Islands Companies Act, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration pursuant to the Merger Agreement, and holders of Dissenting Shares (collectively, “Dissenting Shareholders”), will be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Act, except where any Dissenting Shareholder has effectively withdrawn in accordance with the Cayman Islands Companies Act or lost the right to dissent, then in each case, as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled and having ceased to exist in accordance with the provisions of the Cayman Islands Companies Act at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest.

Each outstanding share option to purchase Ordinary Shares, whether vested or unvested, that is outstanding, unexercised, not yet expired as of immediately prior to the Effective Time are issued by the Company pursuant to any of the Global Online Education Inc. Amended and Restated 2018 Option Plan and/or the Zhangmen Education Inc. 2021 Share Incentive Plan (collectively, the “Company Share Plans” and any one of the foregoing plans, a “Company Share Plan”) that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award is referred to a Company Option (collectively, the “Company Options”). Each Company Option that is outstanding, unexercised, vested and not yet expired as of immediately prior to the Effective Time (each, a “Vested Company Option”), except as otherwise agreed to between a holder of such Vested Company Options and Parent, by virtue of the Merger and without other action by Parent, the Company, or the holder of such Vested Company Option, will be cancelled and thereafter be converted into the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the excess of (A) Per Share Merger Consideration over (B) the exercise price of such Vested Company Option, multiplied by the number of Ordinary Shares underlying such Vested Company Option, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any); provided that any Vested Company Option that has an exercise price per Ordinary Share that is greater than or equal to the Per Share Merger Consideration shall cease to be outstanding, be cancelled and cease to exist and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefore. Each Company Option that is outstanding and unvested (an “Unvested Company Option”) immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Unvested Company Option.

Each outstanding award of restricted Ordinary Shares issued by the Company pursuant to any Company Share Plan that is subject to transfer and other restrictions which may lapse upon the vesting of such award is referred to a Company Restricted Share Award (collectively, the “Company Restricted Share Awards”). Each Ordinary Share, that is outstanding and vested as of immediately prior to the Effective Time and subject to a Company Restricted Share Award (each, “Vested Company Restricted Share Awards”) will, except as otherwise agreed to between a holder of such Vested Restricted Share Award and Parent, by virtue of the Merger and without other action by Parent, the Company, or holder of such Vested Company Restricted Share Awards, be cancelled and thereafter be converted into the right to receive, at or promptly after the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to Per Share Merger Consideration multiplied by the number of Ordinary Shares underlying such Vested Company Restricted Share Awards, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any). Each Company Restricted Share Awards that is outstanding and unvested (an “Unvested Company Restricted Share Awards”) immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Unvested Company Restricted Share Awards.

Under the terms of a support agreement entered into by and among Parent, Merger Sub, the Company, the Founder Shareholder and certain persons named therein (the “Support Agreement”) concurrently with the execution of the Merger Agreement, the Founder Shareholder and Parent have agreed among other things, (a) subject to the terms and conditions of the Support Agreement, to vote the Founder Shares, together with any other Ordinary Shares (including Ordinary Shares represented by ADSs) acquired (whether beneficially or of record) by the Founder Shareholder after the date hereof and prior to the earlier of the Effective Time and the termination of the Founder Shareholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Transactions (as defined below), including the Merger, and to take certain other actions in furtherance of the Transactions, and (b) subject to the terms and conditions of the Support Agreement, the Founder Shares will be cancelled for no consideration at the completion of the Merger.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy at an extraordinary general meeting of the shareholders of the Company (the “Extraordinary General Meeting”).

The Company will make available to its shareholders a Proxy Statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Schedule 13E-3), relating to the Extraordinary General Meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 will have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a)     Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Summary Term Sheet — The Parties Involved in the Merger”

(b)    Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “The Extraordinary General Meeting — Record Date; Ordinary Shares and ADSs Entitled to Vote”

•        “The Extraordinary General Meeting — Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•        “Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)     Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs”

(d)    Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Market Price of the Company’s ADSs, Dividends and Other Matters — Dividend Policy”

(e)     Prior Public Offering.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Transactions in the Ordinary Shares and ADSs — Prior Public Offerings”

(f)     Prior Stock Purchase.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Transactions in the Ordinary Shares and ADSs”

•        “Special Factors — Related Party Transactions”

Item 3 Identity and Background of Filing Persons

(a)     Name and Address.

Zhangmen Education Inc. is the subject company.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — The Parties Involved in the Merger”

•        “Annex D — Directors and Executive Officers of Each Filing Person”

(b)    Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — The Parties Involved in the Merger”

•        “Annex D — Directors and Executive Officers of Each Filing Person”

(c)     Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — The Parties Involved in the Merger”

•        “Annex D — Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)(1) Material Terms — Tender Offers.    Not applicable.

(a)(2) Material Terms — Merger or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors”

•        “The Extraordinary General Meeting”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(c)     Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(d)    Dissenters’ Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Dissenters’ Rights of Shareholders and ADS Holders”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors — Dissenters’ Rights”

•        “Dissenters’ Rights”

•        “Annex C — Cayman Islands Companies Act — Section 238”

(e)     Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Provisions for Unaffiliated Security Holders”

(f)     Eligibility of Listing or Trading.    Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)     Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Special Factors — Related Party Transactions”

•        “Transactions in the Ordinary Shares and ADSs”

(b)    Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Purposes of and Reasons for the Merger”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(c)     Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Plans for the Company after the Merger”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(e)     Agreements Involving the Subject Company’s Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Support Agreement”

•        “Summary Term Sheet — Financing of the Merger”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Plans for the Company after the Merger”

•        “Special Factors — Support Agreement”

•        “Special Factors — Financing of the Merger”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Special Factors — Voting by the Founder Parties at the Extraordinary General Meeting”

•        “The Merger Agreement and Plan of Merger”

•        “Transactions in the Ordinary Shares and ADSs”

•        “Annex A — Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)    Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors — Purposes of and Reasons for the Merger”

•        “Special Factors — Effect of the Merger on the Company”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(c)(1)-(8) Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — The Merger”

•        “Summary Term Sheet — Purposes and Effects of the Merger”

•        “Summary Term Sheet — Plans for the Company after the Merger”

•        “Summary Term Sheet — Financing of the Merger”

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Purposes of and Reasons for the Merger”

•        “Special Factors — Effect of the Merger on the Company”

•        “Special Factors — Plans for the Company after the Merger”

•        “Special Factors — Financing of the Merger”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)     Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Purposes and Effects of the Merger”

•        “Summary Term Sheet — Plans for the Company after the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Purposes of and Reasons for the Merger”

(b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Position of the Buyer as to the Fairness of the Merger”

•        “Special Factors — Purposes of and Reasons for the Merger”

•        “Special Factors — Alternatives to the Merger”

•        “Special Factors — Effects on the Company if the Merger is not Completed”

(c)     Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Purposes and Effects of the Merger”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Position of the Buyer as to the Fairness of the Merger”

•        “Special Factors — Purposes of and Reasons for the Merger”

•        “Special Factors — Effect of the Merger on the Company”

•        “Special Factors — Alternatives to the Merger”

(d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Purposes and Effects of the Merger”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Effect of the Merger on the Company”

•        “Special Factors — Plans for the Company after the Merger”

•        “Special Factors — Effects on the Company if the Merger is not Completed”

•        “Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Income”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Special Factors — Material U.S. Federal Income Tax Consequences”

•        “Special Factors — Material PRC Tax Consequences”

•        “Special Factors — Material Cayman Islands Tax Consequences”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a) — (b) Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Recommendations of the Special Committee and the Company Board”

•        “Summary Term Sheet — Position of the Buyer as to the Fairness of the Merger”

•        “Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Position of the Buyer as to the Fairness of the Merger”

•        “Special Factors — Opinion of the Special Committee’s Financial Advisor”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Special Factors — Alternatives to the Merger”

•        “Annex B — Opinion of Duff & Phelps as the Special Committee’s Financial Advisor”

(c)     Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “The Extraordinary General Meeting — Vote Required”

(d)    Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Opinion of the Special Committee’s Financial Advisor”

•        “Annex B — Opinion of Duff & Phelps as the Special Committee’s Financial Advisor”

(e)     Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Recommendations of the Special Committee and the Company Board”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

(f)     Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)     Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•        “Special Factors — Background of the Merger”

•        “Special Factors — Opinion of the Special Committee’s Financial Advisor”

•        “Annex B — Opinion of Duff & Phelps as the Special Committee’s Financial Advisor”

(b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Special Factors — Background of the Merger”

•        “Special Factors — Opinion of the Special Committee’s Financial Advisor”

•        “Annex B — Opinion of Duff & Phelps as the Special Committee’s Financial Advisor”

(c)     Availability of Documents.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Ordinary Shares (including Ordinary Shares represented by ADSs) or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)     Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Financing of the Merger”

•        “Special Factors — Financing of the Merger”

•        “The Merger Agreement and Plan of Merger”

•        “Annex A — Agreement and Plan of Merger”

(b)    Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Financing of the Merger”

•        “Special Factors — Financing of the Merger”

(c)     Expenses.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Special Factors — Fees and Expenses”

(d)    Borrowed Funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Summary Term Sheet — Financing of the Merger”

•        “Special Factors — Financing of the Merger”

•        “The Merger Agreement and Plan of Merger”

Item 11 Interest in Securities of the Subject Company

(a)     Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)    Securities Transaction.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “Transactions in the Ordinary Shares and ADSs”

Item 12 The Solicitation or Recommendation

(a)     Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Questions and Answers about the Extraordinary General Meeting and the Merger”

•        “Special Factors — Voting by the Founder Parties at the Extraordinary General Meeting”

•        “The Extraordinary General Meeting — Vote Required”

•        “Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)    Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — Recommendations of the Special Committee and the Company Board”

•        “Summary Term Sheet — Position of the Buyer as to the Fairness of the Merger”

•        “Summary Term Sheet — Interests of the Company’s Directors and Executive Officers”

•        “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•        “Special Factors — Position of the Buyer as to the Fairness of the Merger”

•        “The Extraordinary General Meeting — The Company Board’s Recommendation”

Item 13 Financial Statements

(a)     Financial Information.    The audited financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on April 28, 2023 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Financial Information”

•        “Where You Can Find More Information”

(b)    Pro Forma Information.    Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)     Solicitation or Recommendations.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•        “The Extraordinary General Meeting — Solicitation of Proxies”

(b)    Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•        “Summary Term Sheet — The Parties Involved in the Merger”

•        “Special Factors — Interests of Certain Persons in the Merger”

•        “Annex D — Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)     Other Material Information.    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2023.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card and Depositary Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated July 28, 2023, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 28, 2023.
(b)	Equity Commitment Letter, dated July 28, 2023, by and between Buyer and Parent.
(c)-(1)	Opinion of Duff & Phelps, dated July 28, 2023, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee, dated July 28, 2023.
(d)-(1)	Agreement and Plan of Merger, dated as of July 28, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Limited Guarantee, dated as of July 28, 2023, by Buyer in favor of the Company, incorporated herein by reference to Annex E to the Proxy Statement.
(d)-(3)

Support Agreement, dated as of July 28, 2023, by and among Parent, the Founder Shareholder, Ultimate Vitor Family Trust, Merger Sub and the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act (as amended), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.
107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

Zhangmen Education Inc.
By:	/s/ Jicai Qi
Name:	Jicai Qi
Title:	Chairman of the Special Committee
Ultimate Vitor II Holdings Limited
By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director
Summit Lustre Limited
By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director
Yi Zhang
/s/ Yi Zhang